Issuer Free Writing Prospectus dated August 9, 2018

Filed pursuant to Rule 433

Registration No. 333-216733

Relating to Preliminary Prospectus Supplement dated August 9, 2018

LADENBURG THALMANN FINANCIAL SERVICES INC.

US $60,000,000 7.25% Senior Notes Due 2028

Final Term Sheet

Issuer:	Ladenburg Thalmann Financial Services Inc.

Securities:	7.25% Senior Notes Due 2028

Type:	SEC Registered

Trade Date:	August 9, 2018

Settlement Date*:	August 16, 2018

Expected Rating**:	“A-” by Egan-Jones Ratings Co.

Listing:	Expected NYSE American “LTSK”

Size***:	$60,000,000

Maturity Date:	September 30, 2028

Annual Coupon:	7.25%, paid quarterly in arrears

Interest Payment Dates:	March 31, June 30, September 30 and December 31. For the first interest payment, cash interest will accrue from August 16, 2018 and be payable on September 30, 2018

Price to the Public:	100%, plus accrued interest from August 16, 2018, if the initial settlement occurs after that date

Day Count:	30/360

Optional Redemption:	September 30, 2021, in whole or in part and anytime thereafter

Minimum Denomination/Multiples:	$25.00/$25.00

CUSIP/ISIN:	50575Q 409/US50575Q4091

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Ladenburg Thalmann & Co. Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Incapital LLC

* Note: Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Pricing Date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

*** Note: The offering size does not include $9,000,000 in aggregate principal amount of 7.25% Senior Notes due 2028 that are issuable to the underwriters to cover over-allotments, if any.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at (800)-584-6837, UBS Securities LLC toll-free at (888)-827-7275 and Ladenburg Thalmann & Co. Inc. toll-free at (800)-573-2541.

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